SEALSQ Regains Compliance with Nasdaq’s Minimum Bid Price Requirement

Geneva, Switzerland - December 26, 2024 - SEALSQ Corp (NASDAQ: LAES) ("SEALSQ" or "Company"), a company that focuses on developing and selling Semiconductors, PKI, and Post-Quantum technology hardware and software products, today announced that it received formal written confirmation from The Nasdaq Stock Market, LLC (“Nasdaq”) confirming that the Company has regained compliance with Nasdaq’s minimum bid price requirement.

The regaining of compliance is a result of the Company’s closing bid price of the Ordinary Shares being at least $1.00 for at least 10 consecutive business days prior to January 28, 2025 deadline, as described in the initial notice from Nasdaq received by the Company on August 1, 2024.

The closing bid price of the Company’s Ordinary Shares has been at $1.00 per share or greater from December 11 to December 24, 2024. Accordingly, Nasdaq Listing Qualifications Staff has determined that the Company has regained compliance with Nasdaq Listing Rule 5550(a)(2), and the matter is now closed.

About SEALSQ

SEALSQ is a leading innovator in Post-Quantum Technology hardware and software solutions. Our technology seamlessly integrates Semiconductors, PKI (Public Key Infrastructure), and Provisioning Services, with a strategic emphasis on developing state-of-the-art Quantum Resistant Cryptography and Semiconductors designed to address the urgent security challenges posed by quantum computing. As quantum computers advance, traditional cryptographic methods like RSA and Elliptic Curve Cryptography (ECC) are increasingly vulnerable.

SEALSQ is pioneering the development of Post-Quantum Semiconductors that provide robust, future-proof protection for sensitive data across a wide range of applications, including Multi-Factor Authentication tokens, Smart Energy, Medical and Healthcare Systems, Defense, IT Network Infrastructure, Automotive, and Industrial Automation and Control Systems. By embedding Post-Quantum Cryptography into our semiconductor solutions, SEALSQ ensures that organizations stay protected against quantum threats. Our products are engineered to safeguard critical systems, enhancing resilience and security across diverse industries.

For more information on our Post-Quantum Semiconductors and security solutions, please visit www.sealsq.com.

Forward Looking Statements

This communication expressly or implicitly contains certain forward-looking statements concerning SEALSQ Corp and its businesses. Forward-looking statements include statements regarding our business strategy, financial performance, results of operations, market data, events or developments that we expect or anticipates will occur in the future, as well as any other statements which are not historical facts. Although we believe that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include SEALSQ’s ability to implement its growth strategies; SEALSQ’s ability to successfully launch post-quantum semiconductor technology; SEALSQ’s ability to capture a share of the quantum semiconductor market; the growth of the quantum computing market; SEALSQ’s ability to expand its U.S. operations; SEALSQ’s ability to make additional investments towards the development of a new generation of quantum-ready semiconductors; SEALSQ’s ability to continue beneficial transactions with material parties, including a limited number of significant customers; market demand and semiconductor industry conditions; the growth of the quantum computing market; and the risks discussed in SEALSQ’s filings with the SEC. Risks and uncertainties are further described in reports filed by SEALSQ with the SEC.

SEALSQ Corp is providing this communication as of this date and does not undertake to update any forward-looking statements contained herein as a result of new information, future events or otherwise.

SEALSQ Corp Carlos Moreira Chairman & CEO Tel: +41 22 594 3000 info@sealsq.com	SEALSQ Investor Relations (US) The Equity Group Inc. Lena Cati Tel: +1 212 836-9611 / lcati@equityny.com Katie Murphy Tel: +212 836-9612 / kmurphy@equityny.com